UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

03 March 2016
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Additional Listing

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Application has been made for a total of 1,250,000 Ordinary Shares of €0.32 each ("the Shares") to be admitted to (a) the Official Lists of the U.K. Listing Authority and the Irish Stock Exchange and (b)to the London Stock Exchange's market for listed securities and the Main Securities Market of the Irish Stock Exchange.

Admission is expected to be granted on 7th March 2016.

The Shares are being reserved under a block listing and will be issued pursuant to the CRH plc 2010 Share Option Scheme. On issue the Shares will rank pari passu with the existing Ordinary Shares.

3rd March 2016

Contact
Diarmuid Enright
Assistant Company Secretary
Tel: +353 1 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 03 March 2016

By:___/s/Neil Colgan___
Neil Colgan
Company Secretary